SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dover Saddlery, Inc.

Full Name of Registrant

Former Name if Applicable

525 Great Road

Address of Principle Executive Office (Street and Number)

Littleton, MA 01460

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not file Form 10-Q within the prescribed time period for the following reasons: The Company was not aware until Thursday, May 9, 2013 that we might have a problem, and we did not confirm and find, until May 14, that we did have a problem and its probable scope, expressed as a range, on net income for the year. We still did not have the data, by the filing deadline of 5:30 PM yesterday, to determine reasonable estimates on 3 accounts, by quarter and for the year.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David R. Pearce	978	952-8062
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dover Saddlery, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2013	By	David R. Pearce

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Form 12b-25

Part IV-Other Information

Dover Saddlery, Inc.

May 16, 2013

Please, see attached press release dated May 15, 2013 for explanation.

Additionally, the Company anticipates a potentially significant change in results of operations from the quarter ending March 31, 2012. However, the Company cannot provide a reasonable estimate of the results for the quarter ended March 31, 2012 at this time for the same reasons described in Part III.

Janet Nittmann

jnittmann@doversaddlery.com

Tel 978-952-8062 x218

For Immediate Release

Dover Saddlery Announces Delay in Filing Form 10-Q for First Quarter 2013

LITTLETON, MA—(MARKET WIRE)—May 15th, 2013—Dover Saddlery, Inc. (NASDAQ:DOVR—News), the leading multi-channel retailer of equestrian products, today announced that the filing of its 10Q for the 2013 first fiscal quarter ending March 31, 2013 will be delayed, and that it expects to restate its financial statements for fiscal year 2012 and each of the 2012 fiscal quarters, as necessary, (the “Affected Statements”) and, accordingly, the Affected Statements should no longer be relied upon by investors.

As a result of the review of the 2013 first quarter and consultation between the Company’s directors, executive officers, and its outside auditors, the Company discovered that certain estimates of its gift card liabilities in 2012 have been overstated. Accounts that could be impacted in the Affected Statements are net revenues, other liabilities and the related impact on our income tax accounts.

The Company made this determination on May 14, 2013. At this time, the Company expects that the cumulative amount of adjustment to net income in the Affected Statements to be a total increase in the range of $200,000 to $400,000 for the full year ended December 31, 2012.

The Company expects to complete its 10-Q for the first quarter of 2013 and the required restatement of the Affected Statements, in accordance with GAAP, and file any amended 10-Q and 10-K reports reflecting the changes with the SEC, in each case on or about May 31, 2013.

Historically, the Company has been using the homogenous pool method for determining gift card liability. It is management’s opinion that with this method there was not sufficient accuracy in the recording of the gift card liability account. Starting with the first quarter ending on March 31, 2013, the Company will be using the specific identification method to track every gift card issued and redeemed to determine its gift card liability. In addition, we will add an account analysis to our closing process and strengthen the process of gift card account reconciliation at the end of each quarter.

About Dover Saddlery, Inc. Dover Saddlery, Inc. (NASDAQ:DOVR—News) is the leading multi-channel retailer of equestrian products in the United States. Founded in 1975 in Wellesley, Massachusetts, by United States Equestrian team members, Dover Saddlery has grown to become The Source® for equestrian products. Dover offers a broad and distinctive selection of competitively priced, brand-name products for horse and rider through catalogs, the Internet and company-owned retail stores. Dover Saddlery, Inc. serves the English rider and through Smith Brothers, the Western rider. The Source®, Dover Saddlery® and Smith Brothers® are registered marks of Dover Saddlery.

For more information, please call 1-978-952-8062 or visit DoverSaddlery.com.